

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 5, 2015

<u>VIA EMAIL</u>
Stephen J. Riney
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

      Re: Apache Corporation
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed February 27, 2015
           File No. 001-04300

Dear Mr. Riney:

      We have completed our review of your filing[s]. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Brad Skinner

           Brad Skinner
           Senior Assistant Chief Accountant
           Office of Natural Resources